Exhibit 99.2

CEO Bentsur Joseph Provides Corporate Update to A2Z Technologies Canada Shareholders

VANCOUVER, BC / ACCESSWIRE / January 09, 2020 / A2Z Technologies Canada Corp. (“A2Z” or the “Company”) (TSXV: AZ) is pleased to provide this corporate update from the Company’s CEO, Bentsur Joseph.

Bentsur Joseph, Chairman and CEO stated, “Now that we have successfully completed the listing process on the TSX Venture Exchange, I would like to take this opportunity to welcome all our new shareholders and provide some insight into A2Z Technologies’ background and accomplishments.

We started 30 years ago after identifying an untapped niche to provide the Israeli Military with next generation technology. By successfully bringing projects to market that were previously thought to be impossible, we have assisted in elevating the Israeli Military’s capabilities. Most importantly, and what I am most proud of, is the lives we have saved over the past 30 years.

Since inception, we have developed advanced unmanned robotic vehicles that defuse bombs, land mine detection robots, and unmanned ground vehicles (UGVs) for firefighting that can withstand the heat and enter into the fire itself, helping firefighters save lives without putting additional human lives at risk.

Our clients are essentially a who’s who in the State ofl srael: the Army, the Knesset, the Police, the Air Force, the Prime Minister’s Office, Israel Railways, and many others. One of our products, the Energy Smart Power Pack, has become standard issue in every Israeli military vehicle.

As announced, we have recently begun the expansion of our business to include civilian, non military markets. Our goal is to leverage our technical expertise, patents, relationships, and our reputation to ignite a further 30 years of growth for A2Z.

We are a Grade A authorized vendor for R&D and engineering for the Israeli MoD (Ministry of Defense) and plan to leverage our experience working with extremely requiring clientele to bring our next-generation products to market.

As we adapt our military technologies for the civilian markets, our Company vision is to excite and provide great opportunities for our shareholders. Our founding philosophy at A2Z is to save lives and with our upcoming expansion into civilian markets, we hope to save even more lives than all of our past products combined. A byproduct and signal of our success in this endeavour will be our sales and ultimately profits.

I look forward to keeping you up-to-date on our progress and sharing significant milestones and developments as we execute our business plan.”

AboutA2Z

A2Z Technologies Canada Corp. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defence among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

According to Zion Market Research, the Military Robotics space is expected to reach $53.93B by 2027 for a projected CAGR of 13.5%.(Summary of Report)

Highlights:

Core Business: A2Z’s line of products include unmanned remote-controlled vehicles of various sizes designed for intricate bomb disposal, counter terrorism, and fire fighting, as well as energy storage power packs/generators.A2Z also provides maintenance services to both external and in house complex electronic systems and products to over 75 clients.

A2Z has been an Israel Ministry of Defense contractor for over 30 years and a significant portion of its business is long-term service contracts.

Expansion into Civilian Markets: To drive growth, A2Z plans to adapt its military technologies for the much larger civilian markets. One patent-pending product is a capsule (FTICS) that prevents vehicle fires resulting from collisions. A2Z has also been granted a patent for a smart vehicle cover device that protects automobiles from natural elements while the vehicle is parked and is stowed away safely in the vehicle’s bumper when not in use.

Fuel Tank Intelligent Containment System (FTICS): In the event of a collision, the FTICS system installed into the fuel tank prevents the ignition of fuel, thereby mitigating the spread of fire and explosion, minimizing risk to human life and property damage. According to the NFPA, from 2014 to 2016, an estimated 171,500 highway vehicle fires occurred in the United States, resulting in an annual average of 345 deaths, 1,300 injuries, and $1.1 billion in property loss annually.

Management: CEO Bentsur Joseph’s previous venture, Comfy Interactive, was acquired by Shamrock Holdings, the family investment firm founded by Roy Disney. Previously, Bentsur Joseph was the chairman ofElad Hotels whose holdings include the Plaza Hotel in New York City.

Bentsur Joseph has a ~64% ownership stake in the business with 30,000,000 shares subject to an escrow agreement.

For more information regarding A2Z, please visit the Company’s website atwww.a2zas.com.

Twitter: @A2Z Advanced

On Behalf of the Board,

Bentsur Joseph, CEO

Investor Relations Contact

Trenton Kwan, KIN Communications

Toll Free: 1-866-684-6730

az@kincommunications.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may include forward-looking statements that are subject to inherent risks and uncertainties. All statements within this news release, other than statements of historical fact, are to be considered forward looking. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may difler materially from those described in forward-looking statements. Factors that could cause actual results to differ materially from those described in forward-looking statements include fluctuations in market prices, including metal prices, continued availability of capital and financing, and general economic, market or business conditions. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. We do not assume any obligation to update any forward-looking statements except as required under applicable laws.

SOURCE: A2Z Technologies Canada Corp.